Exhibit 99.1

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

NOTICE OF EXTRAORDINARY GENERAL MEETING

to be held on December 18, 2024

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that the extraordinary general meeting (the “EGM”) of OneConnect Financial Technology Co., Ltd. (the “Company”) will be held at 3:00 p.m. on December 18, 2024 (Wednesday) at 21F, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong for the following purposes. Unless otherwise indicated, capitalized terms used herein shall have the same meanings as those defined in the circular of the Company November 6 2024 (the “Circular”).

ORDINARY RESOLUTIONS

To consider and, if thought fit, pass with or without modification, the following resolutions as ordinary resolutions:

1.	“That the 2024 Provision of Products and Services Agreement, the transactions contemplated thereunder, and the proposed annual caps for the three years ending 31 December 2027, details of which are more particularly described in the Circular, be and are hereby approved, ratified and confirmed; and That any one executive Director be and is hereby authorized for and on behalf of the Company to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the 2024 Provision of Products and Services Agreement (including the proposed annual caps thereunder for the three years ending 31 December 2027).”

2.	“That the 2024 Services and Products Purchasing Agreement, the transactions contemplated thereunder, and the proposed annual caps for the three years ending 31 December 2027, details of which are more particularly described in the Circular, be and are hereby approved, ratified and confirmed; and That any one executive Director be and is hereby authorized for and on behalf of the Company to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the 2024 Services and Products Purchasing Agreement (including the proposed annual caps thereunder for the three years ending 31 December 2027).”

3.	“That the 2024 Financial Services Purchasing Agreement, the transactions contemplated thereunder, and the proposed annual caps for the three years ending 31 December 2027, details of which are more particularly described in the Circular, be and are hereby approved, ratified and confirmed; and That any one executive Director be and is hereby authorized for and on behalf of the Company to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the 2024 Financial Services Purchasing Agreement (including the proposed annual caps thereunder for the three years ending 31 December 2027).”

4.	“That the 2024 Property Leasing Agreement, the transactions contemplated thereunder, and the proposed annual caps for the three years ending 31 December 2027, details of which are more particularly described in the Circular, be and are hereby approved, ratified and confirmed; and That any one executive Director be and is hereby authorized for and on behalf of the Company to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the 2024 Property Leasing Agreement (including the proposed annual caps thereunder for the three years ending 31 December 2027).”

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on November 19, 2024, Hong Kong time, as the record date (the “Share Record Date”). Holders of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the EGM and any adjourned meeting thereof. In order to be eligible to attend the EGM, all valid documents for the transfers of Shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on November 19, 2024, Hong Kong time; and with respect to Shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of Shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar and transfer office, Maples Fund Services (Cayman) Limited, PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 6:00 p.m. on November 18, 2024, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong).

Holders of record of American depositary shares (the “ADSs”) as of the close of business on November 19, 2024, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the underlying Shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs (the “Depositary”).

ATTENDING THE EGM

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the EGM. All officers and agents of the Company reserve the right to refuse any person entry to the EGM venue, or to instruct any person to leave the EGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the EGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date (Hong Kong time) may appoint a proxy to exercise his or her rights at the EGM. A holder of ADSs as of the ADS Record Date (New York time) will need to instruct JPMorgan Chase Bank, N.A., the depositary of the ADSs, as to how to vote the Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at www.ocft.com.

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date (Hong Kong time) are cordially invited to attend the EGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to JPMorgan Chase Bank, N.A. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 3:00 p.m., Hong Kong time, on December 16, 2024 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the EGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 9:00 a.m., New York Time, on December 11, 2024 to enable the votes attaching to the Shares represented by your ADSs to be cast at the EGM (the “ADS Voting Instructions Deadline”).

The Depositary will endeavor to vote or cause to be voted the Shares represented by the ADSs evidenced by holders’ American Depositary Receipts (“ADRs”) as of the ADS Record Date, in accordance with the instructions of such holders (including, without limitation, instructions of any entity or entities acting on behalf of the nominee for the Depositary Trust Company (“DTC”)) actually received by the ADR department responsible for proxies and voting of holders’ instructions on or before the ADS Voting Instructions Deadline, insofar as practicable and permitted under the provisions of or governing the Shares. The Depositary will only vote or attempt to vote as you instruct and as further described below.

Please note that if the Depositary does not receive instructions on a particular agenda item from a holder as of the ADS Record Date (including, without limitation, any entity or entities acting on behalf of the nominee for DTC) on or before the ADS Voting Instructions Deadline, such holder shall be deemed, and the Depositary is instructed to deem such holder, to have instructed the Depositary to give a discretionary proxy for such agenda item(s) to a person designated by the Company to vote the Shares represented by the ADSs for which actual instructions were not so given by all such holders on such agenda item(s), provided that no such instruction shall be deemed given and no discretionary proxy shall be given unless (a) the Company informs the Depositary in writing (and the Company agrees to provide the Depositary with such information promptly in writing) that (i) it wishes such proxy to be given with respect to such agenda item(s); (ii) there is no substantial opposition existing with respect to such agenda item(s); and (iii) such agenda item(s), if approved, would not materially or adversely affect the rights of holders of Shares, and (b) the Depositary has obtained an opinion of counsel, in form and substance satisfactory to the Depositary, confirming that (i) the granting of such discretionary proxy does not subject the Depositary to any reporting obligations in the Cayman Islands; (ii) the granting of such proxy will not result in a violation of the laws, rules, regulations or permits of the Cayman Islands; (iii) the voting arrangement and deemed instruction as contemplated herein will be given effect under the laws, rules and regulations of the Cayman Islands; and (iv) the granting of such discretionary proxy will not under any circumstances result in the Shares represented by the ADSs being treated as assets of the Depositary under the laws, rules or regulations of the Cayman Islands. The Depositary will not itself exercise any voting discretion in respect of any deposited securities.

Holders and beneficial owners of ADSs are advised and agree that (1) the Depositary will rely fully and exclusively on the Company to inform the Depositary of any of the circumstances set forth in clause (a) of the prior paragraph, and (2) neither the Depositary, the Custodian nor any of their respective agents shall be obliged to inquire or investigate whether any of the circumstances described in clauses (a)(ii) or (a)(iii) of the prior paragraph exist and/or whether the Company complied with its obligation to timely inform the Depositary of such circumstances. Neither the Depositary, the Custodian nor any of their respective agents shall incur any liability to holders or beneficial owners of ADSs (1) as a result of the Company’s failure to determine that any of the circumstances described in clauses (a)(ii) or (a)(iii) of the prior paragraph exist or its failure to timely notify the Depositary of any such circumstances or (2) if any agenda item which is approved at a meeting has, or is claimed to have, a material or adverse effect on the rights of holders of Shares. Because there is no guarantee that holders and beneficial owners of ADSs will receive the notices described above with sufficient time to enable such holders or beneficial owners to return any voting instructions to the Depositary in a timely manner, holders and beneficial owners of ADSs may be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the Company in such circumstances, and neither the Depositary, the Custodian nor any of their respective agents shall incur any liability to holders or beneficial owners of ADSs in such circumstances. Furthermore, neither the Depositary nor its agents are responsible for any failure to carry out any instructions to vote any of the Shares, for the manner in which any voting instructions are given or deemed to be given in accordance with the prior paragraph, including instructions to give a discretionary proxy to a person designated by the Company, for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the Depositary is instructed or deemed to have been instructed to grant a discretionary proxy pursuant to the prior paragraph, or for the effect of any such vote.

By Order of the Board OneConnect Financial Technology Co., Ltd.

/s/ Chongfeng Shen
Chongfeng Shen
Chairman of the Board and Chief Executive Officer

Hong Kong, November 6, 2024